UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista Announces the Automatic Exercise of all its outstanding Warrants

Mexico City, Mexico, March 7, 2023—Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announces that, on the date hereof, the Company has published on EMISNET the notice of the automatic cashless exercise resulting in the early termination of all outstanding warrants identified with the ticker symbol “VTW408A-EC001” (the “Warrants”), pursuant to item (b) of clause ninth of the issuance indenture dated August 7, 2017 (as amended and restated on October 4, 2022, the “Issuance Indenture”) (the “Automatic Cashless Exercise Notice”).

In this regard, Vista set March 15, 2023 as the early termination date (the “Early Termination Date”).

On the Early Termination Date, the exercise of all outstanding Warrants will take place on a cashless basis (the “Automatic Cashless Exercise”) in terms of item (d) of clause thirteen of the Issuance Indenture and, consequently, each of the holders of the Warrants (the “Holders”) will receive, on such date and in the account at S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) of the broker or intermediary with which such Holder has a brokerage agreement, custody or similar agreement (each, a “Custodian”), 1 (one) Series “A” ordinary share, without expression of par value, representing the variable portion of the capital stock of the Company, registered with the National Securities Registry (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), and listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S. A.B. de C.V.) (“BMV”) under the ticker symbol “VISTA” (each, “Underlying Share”) for every 31 (thirty-one) Warrants owned by such Holder.

Holders will only receive whole Underlying Shares (and not fractions). In addition, in order to provide Indeval with resources in Pesos so that they may be distributed among the Custodians that hold a number of Warrants that is not a multiple of 31, it is expected that on March 14, 2023 Vista will transfer to Indeval an amount equivalent to multiplying (i) the fractions communicated to Vista by Indeval by (ii) the amount of MXN$352.00, which is the closing price of the Underlying Shares on the last business day before this announcement on which the Underlying Shares were traded on the BMV. Holders should consult with their own Custodian regarding all terms regarding the payment in Pesos of any fractions held by them.

The Automatic Cashless Exercise Notice may be consulted at https://www.bmv.com.mx/es/emisoras/informcioncorporativa/VISTA-32700-CGEN_CAPIT

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 8647 0128

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2023

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer